Mail Stop 3561

November 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Zhi Chen, Chief Executive Officer
China TopReach Inc.
6th Floor, Hua Fu Tower
121 Gu Tian Avenue
Fuzhou City, China 350001

> **Re: China TopReach Inc.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 2, 2009**
> **File No. 000-52416**

Dear Mr. Chen:

We have reviewed your response letter dated September 3, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2008

Unaudited Pro Forma Consolidated Financial Statements, page 57
Pro Forma Adjustments, page 57

1.   We note your response to our prior comment 3. As previously requested, please
        provide us with a reconciliation of the total number of warrants outstanding as of
        fiscal year ended December 31, 2008 as more fully described in Note 3 to your
        financial statements on page F-14 and F-15 to the 5,013,500 used by you in
        calculating incremental shares of 1,224,389 as reflected in your response to our
        comment 9 in your letter dated July 29, 2009. Furthermore, we note that the
        5,013,500 warrants are still outstanding and held mostly by the funds that invested
        in ChinaGrowth South during the IPO. Please provide us with a complete listing
        of shares outstanding, including the number of shares and holder of such shares
        and their relationship to OMH, before and after the OMH recapitalization
        transaction occurred. Your response should include on a separate basis all
        outstanding shares of common stock, shares contingently issuable, as well as
        shares that can be issued upon exercise of warrants and the owners of such shares,
        warrants or options and the owners' relationship with OMH. We may have
        further comment upon receipt of your response.

Olympia Media Holdings Ltd. Financial Statements, page F-19
Consolidated Statements of Cash Flows, page F-24

2.   We note from your response to our prior comment 8 that you will reclassify the
        payment and utilization of deposits as operating activities on the cash flow
        statements. Please confirm that you will include such reclassification in your
        amended filing of Form 20-F for the year ended December 31, 2008. Your
        revised disclosure should also include the required disclosures of paragraphs 25
        and 26 of SFAS 154.

General

3.   In a related matter, please confirm that your amended 20-F will contain the
        following revisions with regard to your response letter dated September 3, 2009:
        • Comment 1 – adjustments to stockholders equity and revisions to disclosures
          to clarify that par value method is used for treasury stock;
        • Comment 2 – revisions to the shares in the OMH transaction to eliminate the
          contingent consideration shares until paid;
        • Comment 4 – revised Item 11 disclosures;
        • Comment 5 – revision to disclosure controls and procedures;
        • Comment 9 – revised revenue recognition disclosures;
        And will also contain the following revisions with regard to your response letter
        dated July 29, 2009:

- Comment 1 – revised critical accounting policies disclosures;
- Comments 2 through 8 and Comment 10 – applicable revisions to the pro forma financial statements as discussed in each response;
- Comment 13 – revised internal control over financial reporting disclosure;
- Comment 14 – revised Item 16C disclosure;
- Comment 16 – enhanced disclosures concerning OMH transactions;
- Comments 17 and 18 – revised MD&A disclosures;
- Comment 19 – cash flow statement reclassification;
- Comment 26 – revised disclosure concerning advances;
- Comment 27 – revised intangible assets footnote.

Where applicable, your revised 20-F financial statements should contain all disclosures required for the correction of an error under SFAS 154 for accounting errors. Additional disclosures in response to our comments are not applicable under SFAS 154.

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You may contact Heather Clark at 202-551-3624 or Jeffrey Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief